Exhibit 99.1

Letter to Shareholders of Brera Holdings PLC (d/b/a Solmate Infrastructure)

From the New Chief Executive Officer Ron Sade

DUBLIN—May 4, 2026—Brera Holdings PLC (Nasdaq: SLMT) (the “Company” or “Solmate Infrastructure”), today issued the following letter from Ron Sade, Chief Executive Officer:

Dear Shareholders,

I would like to begin this letter, as I step into the role of CEO, with optimistic notes. But despite my deep optimism, I want to treat you with the respect you deserve as the intelligent investors you are, and start instead with a realistic message — without trying to dress up the reality.

Regrettably, I am taking on this role at a time when the Company is far from where we want it to be, trading well below both its mNAV and the PIPE financing price, mainly due to the sharp decline in Solana value, which is currently a primary driver of returns generated through yield on our digital asset treasury alongside our broader operating activities. While we knew that a bear market was a possibility, the timing has pulled the Company into a negative cycle.

When I agreed to take on this role and bring the experience I have accumulated over decades of leading companies and investing across the technology and blockchain sectors into Solmate, one of my first actions was focused on meaningful reductions in the Company’s operating budget. As you have already seen reflected in the Company’s announcements over the past two weeks — we have eliminated millions of dollars in annualized operating costs across the board. We will provide a more thorough discussion of the 2026 financial overview with the release of our 2025 annual report (20-F).

Setting the tone at the top and leading by example, the structure of my compensation has been deliberately designed to align directly with shareholders. My base compensation is significantly lower than that of my predecessor, and the substantial majority of my potential earnings is tied directly to long-term share price performance and value creation for shareholders.

These are not easy times, and as I said, I have no interest in glossing over the reality. Yet despite the significant challenges ahead, I am genuinely optimistic.

I am optimistic because I trust the integrity of the path forward and the experience I bring to it.

I am optimistic because many of our most significant shareholders are visionaries, long-term thinkers, and the personal relationships I have with them are a source of inspiration.

I am optimistic because I have full confidence in our strategic partners in the United Arab Emirates and at the Solana Foundation.

I am optimistic because I believe in every member of the Company’s Board of Directors and in their commitment to do whatever it takes to make this Company succeed.

I am optimistic because we are uniquely positioned to create a dominant market leader in the UAE, leveraging our relationship with the Pulsar Group and the Solana Foundation.

Where We Are Going

Before outlining the path forward, I want to reaffirm the foundation of this Company to ensure there is no ambiguity about our direction.

Solmate was established with a clear and deliberate objective: to become the leading Solana treasury company and a primary vehicle for institutional participation in the Solana ecosystem globally.

This vision was not theoretical — it was validated by the market. The Company successfully raised approximately $300 million from a group of highly sophisticated and prominent investors, reflecting strong conviction in both the strategy and the scale of the opportunity. Importantly, the vast majority of these investors remain shareholders today, continuing to demonstrate long-term alignment and support for both the Company and its new management.

At present, we are focused on increasing value creation for our shareholders through risk diversification, disciplined execution, transparency, and consistent delivery.

The Company currently holds more than $120 million in assets, providing a strong foundation for execution. As part of our commitment to transparency, we are working to develop investor-facing tools that, subject to internal review and applicable disclosure requirements, are intended to provide shareholders with greater visibility into the performance of the Company’s digital asset holdings.

We are not redefining the vision — we are executing on it with greater discipline, sharper focus, and a clear framework for capital allocation and value creation.

Our strategy is anchored in three pillars:

Capital Discipline and Stewardship — We will manage the Company with rigorous capital allocation discipline, prudent treasury management, and a clear focus on creating sustainable, long-term value for our shareholders.

Institutional Infrastructure Expansion — We are building a global, institutional-grade validator and staking platform designed to serve banks, funds, and large allocators seeking exposure to the Solana ecosystem.

Bridge to Institutional Capital — We are positioning Solmate as the preferred gateway for institutional investors across the Middle East and Asia to access Solana through structured, compliant investment solutions.

Importantly, our focus is not only long-term. In the coming quarters, management will prioritize initiatives aimed at strengthening market understanding of the Company’s value, expanding institutional relationships, and driving measurable progress across our core operating pillars.

Our objective is simple: to enhance shareholder value and build scalable, profitable infrastructure for the years to come through disciplined execution, transparency, and consistent delivery.

That is where we are going.

My personal commitment is to do everything within my power to position Solmate, by 2030, as the world’s leading Solana-focused technology infrastructure company and the largest Solana treasury in the world. Our strategy is not simply to hold SOL, but to build institutional-grade staking, validation, RPC, colocation and related technology infrastructure around the Solana ecosystem, supported by a disciplined treasury strategy and measured by AUM in SOL, operating infrastructure scale and market capitalization.

I will make myself available to write to you and to speak face-to-face far more frequently than my predecessor in this role. I believe wholeheartedly that transparency with shareholders is the key to this Company’s success.

I also believe that engagement should not be reserved only for the moments when everything is shining and bright — it is just as important during difficult periods and challenging times. From the vantage point of my years, I have learned that people reveal their strength precisely when they are brought into the difficult moments, and that the great majority will rise to the occasion to help you help the Company.

This is an exciting period for me, and I commit to doing everything in my power to put the Company on a path of renewed success.

Thank you for your attention, and I look forward to ongoing communication.

Sincerely,

Ron Sade

Chief Executive Officer

Solmate Infrastructure PLC

Nasdaq: SLMT

About Brera Holdings PLC

Brera Holdings PLC (d/b/a Solmate Infrastructure) is a Solana-based crypto infrastructure company with a strategic focus on Abu Dhabi. The company creates value by working with its partners to build infrastructure and real hardware for the crypto revolution. Its cutting-edge Solana staking infrastructure will help drive the adoption of the network in the Middle East. Backed by Ark Invest, RockawayX, Pulsar Group and other UAE and international investors, Solmate Infrastructure expects to process Solana transactions faster, more efficiently and more profitably than other companies. www.solmate.com.

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “expect,” “intend,” “plan,” “anticipate,” “believe,” “will,” and similar expressions. These statements include, but are not limited to, statements regarding the Company’s strategic direction and operating plans; its ability to execute on cost reduction initiatives and maintain capital discipline; its plans to expand institutional infrastructure, including validator, staking, RPC, colocation and related technology services; its ability to strengthen institutional relationships and enhance market understanding of the Company’s value; its ability to develop investor-facing tools and improve transparency; its ability to diversify risk and allocate capital effectively; the Company’s positioning as a preferred gateway for institutional investors across the Middle East and Asia; the anticipated benefits of relationships with strategic partners, including the Pulsar Group and the Solana Foundation; the Company’s expectations regarding its financial performance, asset base, and long-term growth; and the Chief Executive Officer’s targets and objectives, including positioning the Company by 2030 as the world’s leading Solana-focused technology infrastructure company and the largest Solana treasury. These forward-looking statements are based on current expectations, estimates, assumptions, and projections and involve known and unknown risks, uncertainties, and other factors—many of which are beyond the Company’s control—that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Important factors that may affect actual results include, among others, the Company’s ability to execute its growth strategy; the outcome of the Nasdaq Hearings Panel process; market conditions, regulatory changes, operational challenges, and other risks and uncertainties described under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2025, as amended on May 28, 2025, and in subsequent filings with the SEC, available at www.sec.gov. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Contacts Investors

John Ragozzino Jr., CFA
Solmate@icrinc.com

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